
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2010

Mr. Kenneth R. Burk
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> **Re: Tutor Perini Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-6314**

Dear Mr. Burk:

We have reviewed your response letter September 30, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, page 34

1. We have reviewed your letters dated September 10, 2010 and September 30, 2010 as well as the supplemental information you provided. Please revise your disclosures in future filings, beginning with your Form 10-Q for the period ended September 30, 2010, to include a more specific and comprehensive discussion regarding how you have considered your market capitalization compared to your book value in your impairment analysis. Your disclosures should include the significant items you discussed in your previous responses such as your implied control premium, the impact of your low public float and the sensitivity analysis of your fair value estimate.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief